                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            MICRON ELECTRONICS, INC.
                            ------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   595100108
                                 --------------
                                 (CUSIP NUMBER)

                              RICHARD G. BOSWINKLE
                             KILPATRICK STOCKTON LLP
                                   SUITE 2800
                            1100 PEACHTREE STREET NE
                             ATLANTA, GEORGIA 30309
                                 (404) 815-6500
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 23, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

CUSIP No.595100108            SCHEDULE 13D                          Page 2 of 12


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     Ken Gavranovic
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     United States of America
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          58,622,863
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,622,863 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.64%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

CUSIP No.595100108              SCHEDULE 13D                       Page 3 of 12


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     Crest Partners II, L.L.C.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     State of Delaware
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          58,622,863
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,622,863 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.64%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No.595100108            SCHEDULE 13D                          Page 4 of 12


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     BV Partners III, L.L.C.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     State of Delaware
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          58,622,863
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,622,863 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.64%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No.595100108            SCHEDULE 13D                         Page 5 of 12


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     BancBoston Ventures, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     100 Federal Street, Boston, MA 02110
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          58,622,863
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,622,863 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.64%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person reflected herein that it is the beneficial owner of the any of the Common Stock (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, as such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

         This statement (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Micron Electronics, Inc. (the "Issuer"), with principal executive offices located at 900 East Karcher Road, Nampa, Idaho 83687.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is a group filing filed by Kenneth Gavranovic, Crest Partners II, LLC ("Crest Partners"), BV Partners III, L.L.C. ("BV Partners") and BancBoston Ventures, Inc. ("BancBoston"). This Statement is being filed to reflect that each of the reporting persons hereunder is a member of a group that may be deemed to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Common Stock as of the date hereof.

         Ken Gavranovic is the Chairman and Chief Executive Officer of Interland, Inc., a Georgia corporation ("Interland"). Mr. Gavranovic's business address is 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303. Mr. Gavranovic is a party to the Voting Agreement described in Item 3 of this Schedule 13D and the Shareholders Agent described in Item 6 of this Schedule 13D.

         Crest Partners is a Delaware limited liability company which serves as the sole general partner of Crest Communications Partners L.P., a Delaware limited partnership ("Crest C"), which is a party to the Voting Agreement described in Item 3 of this Schedule 13D and the Shareholders Agent described in Item 6 of this Schedule 13D. The principal business address of each of Crest Partners and Crest C is 320 Park Avenue, New York, New York 10022. The principal business of Crest C is as a holding company for private equity investments and publicly traded securities. The principal business of Crest Partners is serving as the general partner of Crest C.

         BV Partners is a Delaware limited liability company which serves as the general partner of Boulder Ventures III, L.P., a Delaware limited partnership ("Boulder"), and Boulder Ventures III (Annex), L.P., a Delaware limited partnership ("Boulder Annex"). Boulder and Boulder Annex are each parties to the Voting Agreement described in Item 3 of this Schedule 13D and the Shareholders Agent described in Item 6 of this Schedule 13D. The principal business address of each of BV Partners, Boulder and Boulder Annex is 4750 Owings Mills Blvd., Owings Mills, Maryland 21117. The principal business of each of Boulder and Boulder Annex is as a holding company for private equity investments and publicly traded securities. The principal business of BV Partners is serving as the general partner of Boulder and Boulder Annex.

         BancBoston is a wholly-owned subsidiary of Bank Boston, N.A., which is a wholly-owned subsidiary of Fleet Boston Corporation. BancBoston is a party to the Voting Agreement described in Item 3 of this Schedule 13D and the Shareholders Agent described in Item 6 of this Schedule 13D. The principal business address of BancBoston is 100 Federal Street, Boston, Massachusetts 02110. The principal business of BancBoston, is as a holding company for private equity investments and publicly traded securities.

         No reporting person, to its personal knowledge in respect of itself, is required to disclose legal proceedings pursuant to Item 2(d) or Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 23, 2001, Interland, Issuer, and Imagine Acquisition Corporation ("Merger Sub") entered in to that certain Merger Agreement, dated March 22, 2001 ("the "Merger Agreement"), pursuant to which, among other things, and subject to the conditions set forth therein (including the shareholder approval of Issuer and Interland), Merger Sub will be merged with and into Interland and Interland will become a wholly-owned subsidiary of Issuer (the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Interland with Interland remaining as the surviving corporation.

         At the effective time of the Merger, each outstanding share of common stock of Interland will be converted into the right to receive 0.861 shares (the "Exchange Ratio") of Common Stock, and each outstanding option to purchase shares of Interland's common stock will be exchanged for an option to purchase shares of Common Stock according to the Exchange Ratio. The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         In connection with the Merger Agreement, Mr. Gavranovic, Waldemar Fernandez, Crest Partners, Boulder, Boulder Annex and BancBoston, each of whom is a record owner of Interland's common stock, entered into that certain Voting Agreement dated March 22, 2001, between Issuer, Micron Technology, Inc.

         ("MTI") and certain of Interland's shareholders who executed the signature page thereto (the "Voting Agreement"). The Voting Agreement provides, among other things, that (x) each of the reporting persons has agreed to vote all or a portion of their shares of Common Stock aggregating approximately 38% of the issued and outstanding shares of Interland common stock (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated by the Merger Agreement, and (ii) against the approval of any proposal made in opposition to or in competition with the consummation of the Merger or any action or agreement that would be in violation of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or such reporting person under the Voting Agreement; and (y) MTI will vote all of the shares of Issuer's equity securities that it holds, of record or beneficially, (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, including, but not limited to, any approval of MTI's shareholders, (ii) against the approval of any proposal made in opposition to or in competition with the consummation of the Merger or any action or agreement that would be in violation of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or MTI under the Voting Agreement. In addition, the reporting persons have granted an irrevocable proxy to the members of Issuer's board of directors to vote their shares of Interland's common stock in accordance with the terms of the Voting Agreement.

         By virtue of the Voting Agreement, if MTI fails to vote its holdings of Issuer's equity securities in accordance with the provisions of the Voting Agreement, each of the reporting persons possesses a contractual right to cause MTI to perform its voting obligations under the Voting Agreement. Possession of such contractual right may be deemed to give the reporting persons beneficial ownership of MTI's shares of Common Stock. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         As described in Item 3 of this Schedule 13D, this statement relates to Merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into Interland. At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Interland with Interland remaining as the surviving corporation.

         As a result of the Merger, each outstanding share of Interland's common stock will be converted into the right to receive 0.861 shares of Common Stock, and each outstanding option to purchase Interland's common stock will be exchanged for an option to purchase shares of Common Stock according to the Exchange Ratio. The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement.

         Pursuant to the Merger Agreement, Issuer shall submit proposals for the approval of its shareholders to (i) increase the size of Issuer's board of directors from 5 to 8 members, (ii) provide that all directors serve for at least two years from the effective time of the Merger, (iii) permit the removal of such director only for cause during such two year period, (iv) after such two year period, change the term of all directors to an indefinite period, (v) authorize the board of directors to decrease its size and (vi) elect two individuals to Issuer's board of directors appointed by Interland and one individual appointed jointly by Interland and Issuer. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         As described in Item 3 of this Schedule 13D, Issuer, MTI and the reporting persons entered in the Voting Agreement as an inducement to the various parties to the Merger Agreement to enter into such agreement. By virtue of the Voting Agreement, if MTI fails to vote its holdings of Issuer's equity securities in accordance with the provisions of the Voting Agreement, each of the reporting persons possesses a contractual right to cause MTI to perform its voting obligations under the Voting Agreement. Possession of such contractual right may be deemed to give the reporting persons beneficial ownership of MTI's shares of Common Stock. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         Other than the Merger, the Merger Agreement and the Voting Agreement described above, none of the persons reporting herein has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Voting Agreement, the reporting persons may be deemed to be the beneficial owners of 58,622,863 shares of Common Stock over which MTI has reported voting control. Such shares of Common Stock represent approximately 60.64% of the issued and outstanding shares of Common Stock.

         The reporting persons may be deemed to have shared power to vote all of the shares of Common Stock under the limited circumstances described above. The reporting person do not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

         As such, each reporting person disclaims beneficial ownership of all of the shares of Common Stock reflected herein.

         None of the persons reporting on this Schedule 13D has acquired, disposed of, or engaged in any other transaction with respect to shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Concurrently with the execution of the Merger Agreement, the reporting persons also entered into a Shareholders Agreement dated as of March 22, 2001 by and among Issuer, Ken Gavranovic, Waldemar Fernandez, Crest Partners, BV Partners and BancBoston, and certain affiliates of MTI (the "Shareholders Agreement"), whereby, among other things, each of the reporting persons and the affiliates of MTI have agreed to not sell, transfer, assign, pledge, hypothecate or otherwise dispose of any shares of Issuer's capital stock beginning on the effective date of the Merger and ending on the nine (9) month anniversary of such date, subject to certain exceptions specified therein. The Shareholders Agreement has been specifically limited to only apply to one-half of the shares of the Issuer's capital stock held by each of Mr. Fernandez, Boulder, Boulder Annex and BancBoston during the applicable time period. The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the copy of the Shareholders Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

         Other than the Merger Agreement, the Shareholders Agreement and the Voting Agreement, to the best knowledge of each of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the reporting persons and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Merger, dated March 22, 2001, among Micron Electronics, Inc., a Minnesota corporation, Imagine Acquisition Corporation, a Delaware corporation, and Interland, Inc., a Georgia corporation.

         2. Voting Agreement, dated March 22, 2001, between Micron Electronics, Inc., a Minnesota corporation, Micron Technology, Inc., a Delaware corporation, and the undersigned shareholders of Interland, Inc., a Georgia corporation.

         3. Shareholders Agreement, dated March 22, 2001, between Micron Electronics, Inc., a Minnesota corporation, the parties listed on Exhibit A attached thereto, and the parties listed on Exhibit B attached thereto.

         4. Joint Filing Agreement, dated April 2, 2001, between Ken Gavranovic, Crest Partners II, L.L.C., BV Partners III, LLC and BancBoston Ventures, Inc.

SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 2, 2001


                                              /s/ Kenneth Gavranovic
                                              ----------------------------------
                                              By:  Kenneth Gavranovic


                                              CREST PARTNERS II, L.L.C.


                                              By: /s/ Gregg A. Mockenhaupt
                                                 -------------------------------
                                              Name:  Gregg A. Mockenhaupt
                                              Its:  Managing Director

                                              BV PARTNERS III, LLC


                                              By: /s/ Andrew Jones
                                                 -------------------------------
                                              Name:  Andrew Jones
                                              Its:  Managing Member

                                              BANCBOSTON VENTURES, INC.


                                              By: /s/ M. Scott McCormack
                                                 -------------------------------
                                              Name:  M. Scott McCormack
                                              Its:  Vice President